May 7, 2007

Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: First Cash Financial Services, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 16, 2007
      File No. 0-19133

Dear Mr. Moran,

This letter is a response to your review and comments dated April 24, 2007 on the above referenced filing for First Cash Financial Services, Inc. Our responses to each of your numbered comments or questions are detailed in the appropriate sections below.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.     Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Examples of additional disclosures or provisions are provided as necessary in the appropriate sections below or referenced as an attached exhibit to this letter.

Item 7a. Quantitative and Qualitative Disclosure About Market Risk

2.     We note that you now have long-term receivables as a result of your acquisition of Auto Master. Please provide market risk disclosures for these financial instruments. We note that, as a result of changes in interest rates, the fair value of these instruments could change although such changes would not be reflected in the balance sheet. See instructions to Item 305(b) of Regulation S-K.

Auto Master has historically held long-term receivables generated through its automobile finance business to maturity, and the Company intends to continue this policy. This policy serves to limit the Company's earnings and cash flow risk associated with holding such long-term receivables. Our current disclosure under Item 7a. lists interest rates as a market risk and quantifies the potential 2006 impact of a 10% increase in interest rates. The disclosure also specifies that we do not issue or hold financial instruments for trading purposes.

While we believe that our current disclosures about market risk are adequate for investors to evaluate the risk of existing or future investments in the Company, we propose adding the following disclosure to future filings.

"The Company generates long-term receivables (up to 32 months) through the operation of its automobile finance activities. The long-term financing contracts include fixed interest rates, which expose the Company to the risk that rising interest rates will cause the fair value of the receivables to decline. Because the Company's practice and intention is to hold non-delinquent long-term receivables to maturity, such declines would not be reflected in the Company's Consolidated Balance Sheets. In the event of rising interest rates, the Company would consider increasing the interest rates charged to customers to the extent allowable by applicable law and competitive conditions."

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

3.     We note that you consolidate a 50% ownership interest in Cash & Go, Ltd. Please explain why there is no minority interest included in your financial statements with respect to the operation of this entity.

The minority interest has been reflected in our Consolidated Statements of Income under the "Administrative expenses" caption and in the Consolidated Balance Sheets under the "Accrued liabilities" caption. We have evaluated the impact of the minority interest and found it to be immaterial for separate line-item disclosure in the Company's consolidated financial statements. The Company adopted FASB Interpretation No. 46(R) as of December 31, 2003, however Cash & Go, Ltd. had a negative retained earnings balance at December 31, 2005 and 2004, therefore, minority interest was zero for both years. The pre-tax income statement effect was less than $100,000 in 2006. We will continue to monitor the minority interest and will report it as a separate line item on the Consolidated Statements of Income and Consolidated Balance sheets if it becomes material.

4.     Please tell us why you have not disclosed your policies with respect to transactions conducted in foreign currency and consolidation of entities.

Regarding your question about a consolidation of entities policy, we respectfully refer you to the "Principles of consolidation" section of Note 1 to Consolidated Financial Statements, which we believe adequately describes our accounting principles with respect to consolidation.

We have not provided specific disclosure of our policies with respect to transactions conducted in foreign currency as we do not consider them to be significant. While the Company operated 157 stores in Mexico as of December 31, 2006, many of those stores conduct loan and retail transactions in U.S. dollars, which serves to limit the Company's exposure to exchange rate fluctuations. At December 31, 2006, less than 2.5% of the Company's assets were peso denominated assets. Since, however, we expect our operations in Mexico to keep growing, we agree that such disclosure is appropriate and will include the following policy in future filings:

"The Company conducts its operations in Mexico through foreign subsidiaries having the U.S. dollar as their functional currency. Local currency transactions of international subsidiaries that have the U.S. dollar as their functional currency are re-measured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for nonmonetary assets and liabilities. Gains and losses from re-measurement of monetary assets and liabilities are included in store operating expenses.

5.     We note that you do not present other comprehensive income. We presume that the functional currency of your Mexican operations is the US dollar. Please confirm that our assumption is correct.

That assumption is correct.

6.     Please tell us if any of the reclassifications made to the financial statements in 2006 are material.

The only reclassifications of prior year balances occur among certain line items in Note 7 - Accrued Liabilities. The reclassifications, which we do not consider material, were made to more clearly disclose the various components of accrued liabilities. The largest reclassification involved combining the 2005 layaway deposits balance and $811,000 of the 2005 unearned credit service fees balance under a single deferred revenue description in the 2006 table.

Note 4 - Acquisition

7.     Revise your disclosures to provide a more detailed condensed balance sheet of Auto Master. We note that you have aggregated all of the tangible assets acquired in your current presentation. See SFAS 141, paragraph 51(e) and appendix C of SFAS 141.

We agree that your suggestion will improve our disclosure and propose detailing the $28.7 million fair market value of net tangible assets as follows in future filings (in thousands):

Current assets	$31,145
Property, plant and equipment	297
Current liabilities	<2,719>
Fair market value of net tangible assets	$28,723

8.     Please provide pro forma results of operations for both 2006 and 2005. See SFAS 141, paragraphs 54 and 55.

We note that SFAS 141 does not provide specific criteria for assessing the materiality of an acquisition for purposes of pro forma disclosures. As such, we elected to utilize the materiality criteria for the presentation of pro forma information in accordance with the materiality thresholds provided in the Securities and Exchange Commission's instructions for Form 8-K (see our response to Item No. 9 herein). Given the lack of specific guidance in SFAS 141 on the materiality issue, we are agreeable to your suggestion and will provide Auto Master pro forma information (as presented in Exhibit 1) in Company's Form 10-Q for the quarter ended March 31, 2007 and future filings.

9.     We note that in your Form 8-K filed August 28, 2006 that you disclosed that audited and pro forma financial statements of Auto Master were not required as the acquisition was not significant. Show us how you determined that the acquisition was not significant in accordance with Rule 3-05 of Regulation S-X. We note that the total purchase price including assumed debt as well as the total assets acquired were approximately $48 million. We note that $48 million is in excess of 20% of your company's assets as of December 31, 2005.

We evaluated the requirement to provide audited and pro forma financial statements for Auto Master in the Form 8-K per the conditions specified in the definition of a significant subsidiary in Rule 1-02(w) of Regulation S-X pursuant to the guidelines of Rule 3-05(b) and Article 11 of Regulation S-X. Per the materiality measures illustrated on Exhibit 4, we determined that it was not necessary to file audited and pro forma financial statements related to the acquisition of Auto Master as follows:

We used a purchase price of $33.7 million in our materiality calculations. The purchase amount is comprised of $23.7 million in cash and $10 million notes payable issued to the shareholders of Auto Master in exchange for all of the capital stock of Auto Master, which was less than 20% of the Company's assets as of December 31, 2006. This transaction was structured and executed as a stock purchase, as opposed to being an asset purchase. Per paragraph 20 of SFAS 141, "A cash payment by an acquiring entity shall be used to measure the cost of an acquired entity. Similarly, the fair values of other assets distributed as consideration, such as marketable securities or properties, and the fair values of liabilities incurred by an acquiring entity shall be used to measure the cost of an acquired entity." Our purchase price was thus calculated by combining the $23.7 million of cash paid with the $10 million in notes payable issued to fund the stock acquisition. We believe that our calculation of the purchase price is further supported by paragraph 35 of SFAS 141 which states "...an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition." Lastly, our purchase price definition is consistent with Illustration 1 of Appendix C to SFAS 141, which illustrates the purchase price allocation for a stock purchase transaction involving an acquired company with long-term debt. Please note that the liabilities (including long-term debt) assumed in this example are not considered in the purchase price because they were pre-existing liabilities of the entity acquired and not incurred to fund the acquisition.

Note 7 - Accrued Liabilities

10.     In future filings ensure that you provide the disclosures required by paragraph 14 of FIN 45 with respect to your vehicle warranties.

We will provide such disclosure as requested in future filings as illustrated in Exhibit 2.

Note 11 - Goodwill and Other Intangible Assets

11.     Revise your disclosure to present separately goodwill and intangible assets that are not amortized. See SFAS 142, paragraphs 42, 43, 45 and C2 located in Appendix C to SFAS 142.

We concur with your suggestion and intend to revise our disclosures as illustrated in Exhibit 3 in future filings. Please note that financial statement users, when considering Note 4 - Acquisition, in conjunction with Note 11 - Goodwill and Other Intangible Assets, can determine the components of the changes in goodwill and other intangible assets, as well as the amortization characteristics of each component utilizing the existing disclosures.

Note 14 - Operating Segment Information

12.     Please provide a description of the difference between segment income and consolidated income as well as a reconciliation of the measure of segment profit to consolidated income before taxes. See SFAS 131 paragraphs 31(b) and 32(b).

The income disclosure in Note 14 - Operating Segment Information begins with revenues by operating segment. From those revenues, cost of revenues and store operating expenses are deducted to arrive at net store contribution by segment. The net store contribution figure represents the four-wall operating profits of the Company's stores. At the end of Note 14, we have included a reconciliation of total net store contribution for reportable segments to net income taking into account the following reconciling items: administrative depreciation and amortization, administrative expense, interest expense, interest income and provision for income taxes. The administrative expense figure is comprised of all operating expenses incurred outside of the stores. The Company historically has not allocated administrative expenses down to the store level, and does not expect to do so in the future, as management does not perceive this as a value-added activity. Management monitors store operating results and productivity by reviewing store results at the net store contribution level.

While we believe the current operating segment disclosure complies with the intent of SFAS 131, we propose two changes to our disclosure in future filings to further enhance our operating segment reporting. First, we will reconcile net store contribution by segment to Income Before Income Taxes instead of Net Income. Second, we will add the following description of the administrative expense reconciling item due to the materiality of that item:

"Administrative expenses are comprised of all operating expenses, except for interest, depreciation and amortization, incurred by the Company that are not allocable to specific stores. It is the Company's policy not to allocate such administrative expenses to specific stores or operating segments."

Item 15. Exhibits and Financial Statement Schedules

(a)(3) Exhibits

Exhibit 32.1

13.     We note that you provide the certifications for your CEO and CFO on the same exhibit. In future filings, please provide separate exhibits for each officer certification.

We will provide separate exhibits for officer certifications as requested in future filings.

In responding to your comments regarding our Form 10-K for the year ended December 31, 2006, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert this action as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

While we have agreed above to make certain changes and additions to our disclosures in future filings, we believe that our disclosures in Form 10-K for the year ended December 31, 2006 comply in all material respects with the applicable disclosure requirements and do not believe that amending the Form 10-K is necessary or advisable. Please note that none of the disclosure changes contemplated herein would affect reported revenues, earnings, cash flows or financial position.

We believe your review was both thorough and fair, and we appreciate your efforts to help us enhance our financial reporting. Please feel free to call me or our President and Chief Executive Officer, Rick Wessel, at 817-460-3947 should you have any questions or need additional information in regard to our responses.

Sincerely,

/s/ R. Douglas Orr
R. Douglas Orr
Chief Financial Officer

Exhibit 1

The following pro forma information presents the Company's net sales, net earnings, and diluted earnings per share as if the Auto Master acquisition had occurred on January 1, 2006 or 2005 (in thousands, except per share amounts):

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2007	2006	2006	2005

Net sales	$50,656	$45,590	$183,048	$156,532

Net income	$10,279	$9,516	$35,535	$29,069

Diluted earnings per share	$0.31	$0.28	$1.08	$0.87

Pro forma adjustments have been made to reflect depreciation and amortization using the asset values after applying purchase accounting adjustments, interest expense on borrowings used to finance the acquisition and income taxes.

This pro forma information is presented for informational purposes only and is not necessarily indicative of actual results had the acquisition been effected at the beginning of the years presented. This information is also not indicative of future results and does not reflect potential synergies, integration costs or other such costs or savings.

Exhibit 2

VEHICLE PROTECTION PLAN

Sales are made on an "as is" basis; however, a six month or 6,000 mile vehicle protection plan ("VPP") is provided with each vehicle sold. The Company records liabilities at the time of sale for the estimated costs that may be incurred under the VPP. The liability is reduced by actual expenses as they are incurred. Adjustments to the liability are made as management reviews these estimates on a regular basis and adjusts the policy or VPP provisions as actual experience differs from historical estimates or other information becomes available. VPP liability included the following (in thousands):
Twelve Months Ended
December 31, 2007

Beginning balance	$	xxx,xxx
Payments		xxx,xxx
Increase in liability (plans issued during period)		xxx,xxx
Ending balance	$	xxx,xxx

Exhibit 3

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets having an indefinite useful life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Management does not believe any of these assets have been impaired at December 31, 2006. Goodwill is reviewed annually for impairment based upon its fair value, or more frequently if certain indicators arise. Management has determined that goodwill has not been impaired at December 31, 2006.

Changes in the carrying value of goodwill as follows (in thousands):
	Pawn and	Buy-Here
	Cash	Pay-Here
	Advance	Automotive	Total

December 31, 2006
Balance, beginning of year	$53,237	$-	$53,237
Acquisitions	-	13,637	13,637
Adjustments	-	-	-

Balance, end of year	$53,237	$13,637	$66,874

December 31, 2005
Balance, beginning of year	$53,237	$-	$53,237
Acquisitions	-	-	-
Adjustments	-	-	-

Balance, end of year	$53,237	$-	$53,237

Other acquired intangible assets were as follows (in thousands):

	2006			2005
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Amortized intangible assets:
Customer relationships	$1,423	$(112)	$1,311	$-	$-	$-

Unamortized
intangible assets:
Trade name	$4,360	$-	$4,360	$-	$-	$-

Customer relationships are generally amortized over six years based on the pattern of economic benefits provided.

Amortization expense for acquired intangible assets was $112,000 and $0 for Fiscal 2006 and 2005, respectively. Estimated future amortization expense is approximately $200,000 annually over the next five years.

Exhibit 4

First Cash Financial Services, Inc.
Form 8-K Item 9.01 Evaluation

	(in millions)

Rule 1-02(w)(1) test	Purchase price	$33.7

	First Cash Financial Services, Inc.
	total assets at December 31, 2005	$186.0

	Percentage	18.1%

	Hurdle percentage	20.0%

Rule 1-02(w)(2) test	Auto Master total assets
	at December 31, 2005	$29.1

	First Cash Financial Services, Inc.
	total assets at December 31, 2005	$186.0

	Percentage	15.6%

	Hurdle percentage	20.0%

Rule 1-02(w)(3) test	Auto Master income before tax
	for year ended December 31, 2005	$4.9

	First Cash Financial Services, Inc.
	income before tax for year
	ended December 31, 2005	$39.7

	Percentage	12.3%

	Hurdle percentage	20.0%